FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Hay III, Lewis** (Last) (First) (Middle) **FPL Group, Inc.** **700 Universe Boulevard** (Street) **Juno Beach, FL 33408** (City) (State) (Zip)	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)** 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 4. Statement for Month/Day/Year **December 31, 2002** 5. f Amendment, Date of Original (Month/Day/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) **X** Director ☐ 10% Owner **X** Officer (give title below) ☐ Other (specify below) (1) 7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code: Code	3. Transaction Code: V	4. Securities Acquired (A) or Disposed of (D): Amount	4. A or D	4. Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
Common Stock	- -	- -	- -	- -	- -	- -	- -	**545.9383**	**I**	**By Thrift Plan Trust**
Common Stock	**12/31/02**	- -	**J** (2)	**V**	**5,000**	**D**		**46,224** (3)	**D**	
Common Stock	**12/31/02**	- -	**J** (2)	**V**	**5,000**	**A**		**5,000**	**I**	**By Hay Family Limited Partnership**

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)														
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Chairman of the Board, President and Chief Executive Officer and Director of FPL Group, Inc.; Chairman of the Board and Chief Executive Officer and Director of Florida Power & Light Company (subsidiary of Issuer).

(2) Transfer of shares to Hay Family Limited Partnership, the sole general partner of which is an entity controlled by the reporting person and the limited partners of which are the reporting person and his wife.

(3) Receipt of 1,600 shares deferred until Mr. Hay's retirement.

DENNIS P. COYLE
Signature of Reporting Person

January 2, 2003
Date